January 24, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Mr. Jeffrey Riedler Mr. Zafar Hasan

Re:	Zonagen, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-119861)

Dear Messrs. Riedler and Hasan:

     As underwriters of the Company’s proposed public offering of its Common Stock pursuant to the above-referenced Registration Statement, we hereby join the Company’s request for acceleration of the effectiveness of the Registration Statement to 4:00 p.m. on Wednesday January 26, 2005, or as soon thereafter as is practicable.

     The following information with respect to the distribution of the preliminary prospectus dated January 13, 2005 is furnished pursuant to Rule 460 under the Securities Act of 1933.

Number of Copies
To Prospective Underwriters	48
To Securities Dealers	0
To Institutional Investors	302
To Others	98
Total	448

     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, including the 48-hour delivery requirement contained in such Rule.

Very truly yours, PUNK, ZIEGEL & COMPANY, L.P. WR HAMBRECHT + CO, LLC
By:	PUNK, ZIEGEL & COMPANY, L.P.

By:	/s/ Edwin H. Gordon
	Name:	Edwin H. Gordon
	Title:	Managing Director